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                            BFMA HOLDING CORPORATION

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July 19, 2001

VIA FACSIMILE AND OVERNIGHT COURIER
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Allen Bernstein
Chairman and CEO
Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, NY 11042

Dear Mr. Bernstein:

     Your repeated efforts to discredit our offer to purchase Morton's are outrageous. The blatant lies in your press release serve to confirm that you, John Castle and the rest of the directors are acting in your own interests and not on behalf of Morton's shareholders. This process is about maximizing shareholder value and should not involve egos.

     Since BFMA made its offer three months ago, you have dragged your feet at every step in the process and avoided any serious exploration of our offer. As we have publicly stated before, you delayed this process for three months with the sole intention of claiming that our offer was "not serious" once our financing commitment expired. You have achieved your objectives to the detriment of the shareholders. In addition, you have been wholly insincere in your exploration of other strategic alternatives and failed to deliver any alternative that would provide the shareholders more value.

     Your claim that you have given our offer "full and fair consideration" is an outright lie. It took more than two months for your attorneys to provide BFMA with a draft of a confidentiality agreement. That draft demanded highly unusual terms and conditions under these circumstances. In particular, among other requirements, you (i) demanded a three-year standstill provision which would have prevented BFMA from taking any action with respect to the company including limiting our rights to wage a proxy fight at the company's shareholder meetings for the next three years (which would not have been in the interest of shareholders), (ii) refused to permit BFMA from seeking alternative sources of funds that could have lowered our cost of capital and allowed us to pay more for the Morton's shares than we could otherwise, and (iii) specifically stated that you reserved the right not to provide us with any information which you, in your sole discretion, deem inappropriate (which would have allowed you to severely limit our due diligence and allowed you to continue to hide whatever you are now hiding).

     We have attempted in good faith to negotiate with your attorneys for three weeks and have received nothing but repeated unreasonable demands. This was just another part of your avoidance strategy. We also believe that your claim that you "executed confidentiality agreements with other interested parties" containing all of these terms was a lie and we challenge you, if they truly exist, to disclose these agreements immediately.

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          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064

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Allen Bernstein
Morton's Restaurant Group. Inc.
July 19, 2001
Page 2

     Your comment that BFMA "delayed in evidencing its financing capabilities" is another outright lie. Although we believed that your requests for additional financial information concerning BFMA's offer were neither customary nor reasonable at that point in the process, we were committed to pursuing the transaction and immediately provided to you further evidence of BFMA's and Icahn's capacity and commitment to finance the transaction. We provided personal bank and brokerage account statements evidencing more than enough capital to fund the transaction. We immediately provided this information with the expectation that we would move beyond the stalling that had characterized Morton's response to BFMA to date. Instead, we only received more excuses.

     BFMA remains interested in acquiring Morton's but it would be unwise to add to the over $2 million we have spent so far attempting to purchase the company and bring the Morton's shareholders value. We do not intend to incur any additional costs, including payment of any fees to extend our financing commitment, until Morton's board commits to an outright sale process, openly invites all interested parties into the process, removes John Castle from the special committee and places independent shareholder representation on the board to observe and administer the sale process.

     We continue to appreciate the tremendous opportunity in the Morton's brand; however, we have no confidence in the existing senior management team to realize that value for the company's shareholders. The recent announcements by management regarding Morton's financial performance are further evidence supporting our concerns that this senior management team is incapable of managing Morton's through these turbulent times. You have publicly stated, and committed to me personally at the company shareholder meeting three months ago, that you would make every effort to focus on reducing operating costs "from a to z." Your announcement of the company's second quarter performance indicates that you have failed miserably.

     You have not reduced the company's S,G&A spending at all. As a matter of fact, these expenses have gone up as a percent of sales. Restaurant operating expenses have gone up and also increased dramatically as a percent of sales. During a period in which most restaurant companies, including some prominent high-end restaurant chains, have announced positive comp store sales and improved earnings, you have announced horrible results. This leads us to question either your capabilities or your motivations. Either you cannot manage a restaurant company (given your track record I might be inclined to believe this) or you are attempting to make the company look less attractive to a potential suitor.

     We also believe that you are manipulating the company's balance sheet to further your sale avoidance efforts. Since the end of last year, there has been an unusual reduction in the company's payables and accrued expenses to below customary levels. We believe that you are keeping your debt levels higher to make a purchase of the company appear more expensive. All of this leads us to further question the integrity of your financial reporting. In the past, you have shown the proclivity to manipulate your earnings by delaying certain expenses (ala the endless Mick's, Peasant's and Bertolini's write-offs). Your refusal to permit us to perform any due diligence further fuels our concerns that you are playing games with your numbers. In addition, the information we received from past employees and persons related to the company indicate that there are numerous incidents of abuse by corporate insiders. All of this leads us believe that the shareholders deserve an independent review and audit of the company's financial condition from outside legal and accounting firms. We demand that this investigation begin immediately.

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          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064

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Allen Bernstein
Morton's Restaurant Group. Inc.
July 19, 2001
Page 3

     Even if Morton's board of directors now takes steps to cover themselves from potential personal liability by feigning efforts to explore a possible sale to other interested buyers, the fact that they have attempted to waste this corporate opportunity for their own personal gain is unconscionable. The fact that the board has yet to authorize the company's financial advisors to call potential suitors, including instructions not to call potential strategic acquirers, is totally irresponsible. These actions have caused irreparable harm to shareholder value.

     Given the concentration of institutional shareholdings in Morton's stock, I am surprised by the arrogance of this board in its treatment of the company's shareholders. These shareholders trusted the directors to fairly represent their interests as owners of the company. Based on your conduct to date, the shareholders' trust was misplaced. I would anticipate that these shareholders will not make the same mistake twice.

     I had hoped that we could ultimately engage in a productive dialogue about shareholder value; however, your actions leave me no choice but to assume that we are not going to make any progress without continuing to expose your selfishness and gluttony.



Sincerely,

/s/ Barry W. Florescue

Barry W. Florescue
Chairman and CEO


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          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064